RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

SEC #8-69046

Filed pursuant to Rule 17a-5e(3) as a PUBLIC DOCUMENT

RSP INVESTMENTS, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RSP Investments, LLC
Washington, District of Columbia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RSP Investments, LLC (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2015.

Glen Allen, Virginia
January 29, 2025

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com   1

RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash and cash equivalents	$	123,829
Prepaid expenses		35,059
Total Assets	$	158,888

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	19,061
Deferred revenue		19,568
Total Liabilities		38,629
Member's equity		120,259
Total Liabilities and Member's equity	$	158,888

See accompanying notes to financial statements.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

RSP Investments, LLC (the "Company") is a limited liability company organized under the laws of the District of Columbia on October 7, 2011. The Company is a wholly-owned subsidiary of RSP Holdings, LLC (the "Parent"). The Company's operations consist primarily of private placement services, hedge fund marketing and capital introduction services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), as the Company received membership approval on May 7, 2013.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Fees Receivable

Advisory fees earned and uncollected at the balance sheet date are considered to be receivable. The Company follows FASB Standards Update ("ASU") 2016-3 – Current Expected Losses ("CECL") for determining future expected credit losses based on factors surrounding the credit risk of customers, past events, current conditions, reasonable and supportable forecasts concerning the future and other information. At December 31, 2024, there were no fees receivable.

Income Taxes

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT, continued

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2.   Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $85,200 which was $80,200 in excess of its minimum requirement of $5,000. The Company's net capital ratio was .45 to 1.

3.   Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. Periodically throughout the year, cash balances exceeded federally insured limits.

4.   Exemption from Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to clients, (2) does not and will not carry accounts of or for clients and (3) does not and will not carry PAB accounts. The Company's business activities are limited to private placement of securities, selling interests in unregistered private investment funds, investment banking advisory services, and hedge fund marketing and capital raising introduction services.

5.   Subsequent Events

Management has evaluated subsequent events through January 29, 2025, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

6.   Commitments

In December 2024, the Company extended the lease agreement for office space through December 2025. The minimum future rental payments under this lease are $36,000 for 2025. The Company has no expectations as to whether the lease may extend beyond 2025.

7.   Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07: *Improvements to Reportable Segment Disclosures.* This ASU, which amends Topic 820: *Segment Reporting*, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses reportable segment's performance and allocates resources for the reportable segment based on total assets which are the same amounts in all material respects as those reported on the Statement of Financial Condition. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.